PRESS RELEASE

Sanofi Pasteur Signs Research Agreement for Zika Vaccine

- Walter Reed Army Institute of Research to transfer technology -

Paris, France - July 6, 2016 - Sanofi and its vaccines global business unit Sanofi Pasteur announced today a Cooperative Research and Development Agreement with the Walter Reed Army Institute of Research (WRAIR) on the co-development of a Zika vaccine candidate. According to the terms of the agreement, WRAIR will transfer its Zika purified inactivated virus (ZPIV) vaccine technology to Sanofi Pasteur, opening the door for a broader collaboration with the U.S. government.

The agreement also includes Sanofi Pasteur’s production of clinical material in compliance with current GMP (Good Manufacturing Practices) to support phase II testing, optimization of the upstream process to improve production yields, and characterization of the vaccine product. Sanofi Pasteur will also create a clinical development and regulatory strategy.

WRAIR will share data related to the development of immunologic assays designed to measure neutralizing antibody responses following natural infection and vaccination with ZPIV, biologic samples generated during the performance of non-human primate studies, and biologic samples generated during the performance of human safety and immunogenicity studies using ZPIV. WRAIR, the National Institute of Allergy and Infectious Diseases (NIAID)—part of the U.S. National Institutes of Health (NIH), and the Biomedical Advanced Research and Development Authority (BARDA)—part of the Health & Human Services (HHS) Office of the Assistant Secretary of Preparedness and Response—have been coordinating pre-clinical development of the candidate encouraged by new, pre-clinical research conducted by WRAIR and the Beth Israel Deaconess Medical Center1. NIAID will sponsor a series of phase 1 ZPIV trials while the technology transfer process is occurring.

“In addition to exploring our own vaccine technology used in our new dengue fever vaccine, we are looking at other pathways to get a Zika vaccine into the clinic as soon as possible. Therefore, this exciting collaboration with the WRAIR creates the opportunity to rapidly move forward,” said David Loew, Executive Vice President, Head of Sanofi Pasteur.

John Shiver, PhD, Sr. VP for R&D at Sanofi Pasteur, explained that while simultaneously working on the WRAIR technology, Sanofi Pasteur is performing pre-clinical studies, utilizing a technology previously and successfully developed for both its dengue fever and Japanese encephalitis vaccines. “Zika, Japanese encephalitis, and dengue belong to the same family of viruses (Flavivirus), are transmitted by the same type of mosquito, and share some similarities at the genetic level, and we already licensed vaccines against those flaviviruses.”

However, he continued, since that pathway will take longer to get a Zika vaccine candidate into the clinic, Sanofi Pasteur has been exploring partnerships with external experts to rapidly advance a vaccine candidate. “We’re looking at this from both a short- and long-term perspective, collaborating to get into the clinic quicker to provide a vaccine in response to the current emergency, and adapting our own technology to ensure production capacity of a vaccine for years to come.”

[1]	http://www.nature.com/nature/journal/vaap/ncurrent/full/nature18952.html

1/2

About Sanofi

Sanofi, a global healthcare leader, discovers, develops and distributes therapeutic solutions focused on patients’ needs. Sanofi is organized into five global business units: Diabetes and Cardiovascular, General Medicines and Emerging Markets, Sanofi Genzyme, Sanofi Pasteur and Merial. Sanofi is listed in Paris (EURONEXT: SAN) and in New York (NYSE: SNY).

Sanofi Pasteur, the vaccines division of Sanofi, provides more than 1 billion doses of vaccine each year, making it possible to immunize more than 500 million people across the globe. A world leader in the vaccine industry, Sanofi Pasteur produces a portfolio of high quality vaccines that matches its areas of expertise and meets public-health demand. The company’s heritage, to create vaccines that protect life, dates back more than a century. Sanofi Pasteur is the largest company entirely dedicated to vaccines. Every day, the company invests more than EUR 1 million in research and development. For more information, please visit: www.sanofipasteur.com or www.sanofipasteur.us

Forward Looking Statements

This press release contains forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995, as amended. Forward-looking statements are statements that are not historical facts. These statements include projections and estimates and their underlying assumptions, statements regarding plans, objectives, intentions and expectations with respect to future financial results, events, operations, services, product development and potential, and statements regarding future performance. Forward-looking statements are generally identified by the words “expects”, “anticipates”, “believes”, “intends”, “estimates”, “plans” and similar expressions. Although Sanofi’s management believes that the expectations reflected in such forward-looking statements are reasonable, investors are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of Sanofi, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include among other things, the uncertainties inherent in research and development, future clinical data and analysis, including post marketing, decisions by regulatory authorities, such as the FDA or the EMA, regarding whether and when to approve any drug, device or biological application that may be filed for any such product candidates as well as their decisions regarding labelling and other matters that could affect the availability or commercial potential of such product candidates, the absence of guarantee that the product candidates if approved will be commercially successful, the future approval and commercial success of therapeutic alternatives, the Group’s ability to benefit from external growth opportunities, trends in exchange rates and prevailing interest rates, the impact of cost containment initiatives and subsequent changes thereto, the average number of shares outstanding as well as those discussed or identified in the public filings with the SEC and the AMF made by Sanofi, including those listed under “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements” in Sanofi’s annual report on Form 20-F for the year ended December 31, 2015. Other than as required by applicable law, Sanofi does not undertake any obligation to update or revise any forward-looking information or statements.

Contacts:

Global Media Relations	U.S. Media Relations
Alain Bernal	Susan Watkins
Tel. +33 (0)4 37 37 50 38	T. + 570 957 2563
alain.bernal@sanofipasteur.com	susan.watkins@sanofipasteur.com
www.sanofipasteur.com	www.sanofipasteur.com

Investor Relations
George Grofik
Tel. +33 (0)1 53 77 45 45 ir@sanofi.com

2/2